May 15, 2017

VIA EDGAR AND FACSIMILE
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention:    Mr. Justin Dobbie

Re:    Noodles & Company
Registration Statement on Form S-3 (File No. 333-217760)
Ladies and Gentlemen:
Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, registrant Noodles & Company, a Delaware corporation (the “Company”), respectfully requests the acceleration of the effectiveness of the above-referenced Registration Statement (the “Filing”), so as to become effective at 4:30 p.m. (EST) on May 17, 2017, or as soon as possible thereafter.
Please do not hesitate to contact the undersigned at (720) 214-1921 or Andrew Fabens of Gibson, Dunn & Crutcher LLP at (212) 351-4034 with any questions or comments with respect to this letter.
Very truly yours,
Noodles & Company

By: /s/ Paul A. Strasen
Paul A. Strasen
Executive Vice President, General Counsel &
Secretary

cc:    Sonia Bednarowski, Securities and Exchange Commission
Andrew L. Fabens, Gibson, Dunn & Crutcher LLP